File No. 812-15764

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

ISQ OPENINFRA INCOME FUND, I SQUARED CAPITAL REGISTERED ADVISOR LLC, I SQUARED CAPITAL ADVISORS (US) LLC, I SQUARED CAPITAL ADVISORS (UK) LLP, I SQUARED ASIA ADVISORS PTE. LTD., I SQUARED CAPITAL ADVISORS (HK) LIMITED, I SQUARED CAPITAL ADVISORS (TAIWAN) LIMITED, I SQUARED AUSTRALIA ADVISORS PTY LTD, I SQUARED INDIA ADVISORS PRIVATE LIMITED, I SQUARED CAPITAL ADVISORS (BRAZIL) LTDA., ISQ GLOBAL INFRASTRUCTURE CREDIT FUND (EU), SCSP, ISQ GLOBAL INFRASTRUCTURE CREDIT FUND (OFFSHORE), L.P., ISQ GLOBAL INFRASTRUCTURE CREDIT FUND (ONSHORE), L.P., ISQ INFRASTRUCTURE CREDIT FUND U.S. POOLING, L.P., ISQ INFRASTRUCTURE CREDIT FUND U.S. POOLING II, L.P., ISQ INFRASTRUCTURE CREDIT FUND CAYMAN HOLDCO, L.P., ISQ GLOBAL INFRASTRUCTURE CREDIT FUND II (ONSHORE), L.P., ISQ GLOBAL INFRASTRUCTURE CREDIT FUND II (OFFSHORE-CAYMAN), L.P., ISQ GLOBAL INFRASTRUCTURE CREDIT FUND II (EU), SCSP, ISQ GLOBAL INFRASTRUCTURE CREDIT FUND II (ONTARIO), L.P., ISQ INFRASTRUCTURE CREDIT FUND II U.S. POOLING, L.P., ISQ INFRASTRUCTURE CREDIT FUND II U.S. POOLING II, L.P., ISQ GLOBAL INFRASTRUCTURE FUND II (EU), L.P., ISQ GLOBAL INFRASTRUCTURE POOLING II (EU), L.P., ISQ GLOBAL INFRASTRUCTURE FUND II (UST), L.P., ISQ GLOBAL INFRASTRUCTURE FUND II, L.P., ISQ GLOBAL INFRASTRUCTURE FUND II (USTE), L.P., ISQ GLOBAL INFRASTRUCTURE FUND II (AU), L.P., ISQ GLOBAL INFRASTRUCTURE POOLING II, L.P., ISQ GLOBAL INFRASTRUCTURE POOLING II (USTE), L.P., ISQ GLOBAL INFRASTRUCTURE POOLING II (AU), L.P., ISQ GLOBAL INFRASTRUCTURE FUND III, L.P., ISQ GLOBAL INFRASTRUCTURE FUND III (EU), L.P., ISQ GLOBAL INFRASTRUCTURE FUND III (UST), L.P., ISQ GLOBAL INFRASTRUCTURE FUND III (USTE), L.P., ISQ GLOBAL INFRASTRUCTURE POOLING III, L.P., ISQ GLOBAL INFRASTRUCTURE POOLING III (USTE), L.P., ISQ GLOBAL INFRASTRUCTURE POOLING III (EU), L.P., ISQ GLOBAL INFRASTRUCTURE FUND IV (UST), L.P., ISQ GLOBAL INFRASTRUCTURE FUND IV, L.P., ISQ GLOBAL INFRASTRUCTURE FUND IV (EU), SCSP, ISQ GLOBAL INFRASTRUCTURE POOLING IV, L.P., ISQ GLOBAL INFRASTRUCTURE POOLING IV (EU), SCSP, ISQ GROWTH MARKETS INFRASTRUCTURE FUND (A), L.P., ISQ GROWTH MARKETS INFRASTRUCTURE FUND (EU), L.P., ISQ GROWTH MARKETS INFRASTRUCTURE FUND (UST), L.P., ISQ GROWTH MARKETS INFRASTRUCTURE FUND, L.P., ISQ GROWTH MARKETS INFRASTRUCTURE POOLING, L.P., ISQ GROWTH MARKETS INFRASTRUCTURE POOLING (EU), L.P., ISQ GROWTH MARKETS INFRASTRUCTURE POOLING (A), L.P., ISQ GROWTH MARKETS INFRASTRUCTURE FUND II, L.P., ISQ GROWTH MARKETS INFRASTRUCTURE FUND II (UST), L.P., ISQ GROWTH MARKETS INFRASTRUCTURE POOLING II, L.P., ISQ GROWTH MARKETS INFRASTRUCTURE FUND II (EU), SCSP, ISQ GROWTH MARKETS INFRASTRUCTURE POOLING II (EU), SCSP, ISQ GLOBAL INFRATECH FUND, L.P., ISQ GLOBAL INFRATECH FUND II, L.P., ISQ ENERGY TRANSITION FUND, L.P., ISQ ENERGY TRANSITION FUND (UST), L.P., ISQ ENERGY TRANSITION FUND (EU) SCSP, ISQ ENERGY TRANSITION FUND (EU) EURO SCSP, ISQ ENERGY TRANSITION POOLING, L.P., ISQ ENERGY TRANSITION POOLING (EU) EURO SCSP, ISQ ENERGY TRANSITION POOLING (EU) SCSP, ISQ OPEN INFRASTRUCTURE FUND FEEDER SICAV

600 Brickell Avenue, Penthouse
Miami, FL 33131

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Christopher Fischer
I Squared Capital
600 Brickell Avenue, Penthouse
Miami, FL 33131
(786) 841-5119
chris.fischer@isquaredcapital.com

Copies to:

Benjamin Wells, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2516 bwells@stblaw.com	Jonathan H. Gaines, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-3974 jonathan.gaines@stblaw.com

August 18, 2025

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on February 25, 2025 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	ISQ OpenInfra Income Fund, an externally managed, closed-end management investment company registered under the 1940 Act (the “Existing Regulated Fund”);

•	I Squared Capital Registered Advisor LLC (“ISQ”), an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), which is expected to serve as the investment adviser to the Existing Regulated Fund;

•	I Squared Capital Advisors (US) LLC (“ISQ US”), an investment adviser registered under the Advisers Act;

•	I Squared Capital Advisors (UK) LLP (“ISQ UK”), a “relying adviser” under the Advisers Act through a single registration with ISQ US;

•	I Squared Asia Advisors Pte. Ltd. (“ISQ Singapore”), a “relying adviser” under the Advisers Act through a single registration with ISQ US;

•	I Squared Capital Advisors (HK) Limited (“ISQ HK”), a “relying adviser” under the Advisers Act through a single registration with ISQ US;

•	I Squared Capital Advisors (Taiwan) Limited (“ISQ Taiwan”), a “relying adviser” under the Advisers Act through a single registration with ISQ US;

•	I Squared Australia Advisors Pty Ltd (“ISQ Australia”), a “relying adviser” under the Advisers Act through a single registration with ISQ US;

•	I Squared India Advisors Private Limited (“ISQ India”), a “relying adviser” under the Advisers Act through a single registration with ISQ US;

•	I Squared Capital Advisors (Brazil) Ltda. (“ISQ Brazil”), a “relying adviser” under the Advisers Act through a single registration with ISQ US (together with ISQ, ISQ US, ISQ UK, ISQ Singapore, ISQ HK, ISQ Taiwan, ISQ Australia and ISQ India, the “Existing Advisers”); and

•	The investment vehicles identified in Exhibit A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”; together with the Fund and the Existing Advisers, the “Applicants”).[3]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	ISQ Infrastructure Income Fund, et al. (File No. 812-15616), Release No. IC-35460 (January 28, 2025) (notice), Release No. IC-35476 (February 25, 2025) (order).

[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[4]	“Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7]	“Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Existing Regulated Fund

The Existing Regulated Fund was organized under the Delaware Statutory Trust Act on August 5, 2024. On April 1, 2025, the Existing Regulated Fund changed its name to ISQ OpenInfra Income Fund. The Existing Regulated Fund is an externally managed, closed-end management investment company registered under the 1940 Act. The Existing Regulated Fund intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. The Existing Regulated Fund’s principal place of business is 600 Brickell Avenue, Penthouse, Miami, FL 33131.

The Existing Regulated Fund’s investment objective is to seek to generate current income and, to a lesser extent, to provide long-term capital appreciation. The business and affairs of the Existing Regulated Fund will be managed under the direction of a board of trustees, a majority of which will not be “interested” persons of the Existing Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act (together with the board of directors or trustees of any Future Regulated Fund, each, a “Board”).9

B.	The Existing Affiliated Funds

Each Existing Affiliated Fund is a privately-offered fund that would be an “investment company” but for Section 3(c)(1), Section 3(c)(5)(C) or Section 3(c)(7) of the 1940 Act.10

Each Existing Affiliated Fund has its own respective general partner with general ultimate responsibility for the management and operations of such Existing Affiliated Fund. Each general partner to an Existing Affiliated Fund is managed by a managing member. ISQ US serve as the investment adviser to the Existing Affiliated Funds.

C.	ISQ

ISQ is a Delaware limited liability company that is registered as an investment adviser with the Commission under the Advisers Act and was formed to serve as investment adviser to the Existing Regulated Fund. ISQ is an affiliate of I Squared Capital Advisors (US) LLC.

D.	ISQ US

ISQ US is a Delaware limited liability company that is registered as an investment adviser with the Commission under the Advisers Act.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

[10]	In the future, the Affiliated Fund may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

E.	ISQ UK

ISQ UK, a “relying adviser” under the Advisers Act through a single registration with ISQ US, is a limited liability partnership organized under the laws of United Kingdom.

F.	ISQ Singapore

ISQ Singapore, a “relying adviser” under the Advisers Act through a single registration with ISQ US, is a private limited company organized under the laws of Singapore.

G.	ISQ HK

ISQ HK, a “relying adviser” under the Advisers Act through a single registration with ISQ US, is a private limited company organized under the laws of Hong Kong.

H.	ISQ Taiwan

ISQ Taiwan, a “relying adviser” under the Advisers Act through a single registration with ISQ US, is a private limited company organized under the laws of Taiwan, Republic of China.

I.	ISQ Australia

ISQ Australia, a “relying adviser” under the Advisers Act through a single registration with ISQ US, is a limited company organized under the laws of Australia.

J.	ISQ India

ISQ India, a “relying adviser” under the Advisers Act through a single registration with ISQ US, is a partnership organized under the laws of India.

K.	ISQ Brazil

ISQ Brazil, a “relying adviser” under the Advisers Act through a single registration with ISQ US, is a limited liability partnership organized under the laws of Brazil.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

[11]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each controlled by I Squared Capital, LLC, and are thus affiliated persons of each other.

Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.       Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2.       Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.       Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4.       No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

[13]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5.       Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6.       Dispositions:

(a)       Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)       Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7.       Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)	Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)	The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.       Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9.       In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

[17]	The Affiliated Entities may adopt shared Co-Investment Policies.

[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[19]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

[20]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.       Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.       Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

21	See, e.g., Ellington Credit Company, et al. (File No. 812-15784), Release No. IC-35680 (July 16, 2025) (notice), Release No. IC-35712 (August 12, 2025) (order); First Trust Real Assets Fund, et al. (File No. 812-15776), Release No. IC-35675 (July 11, 2025) (notice), Release No. IC-35710 (August 11, 2025) (order); Ardian Access LLC, et al. (File No. 812-15728), Release No. IC-35674 (July 11, 2025) (notice), Release No. IC-35707 (August 6, 2025) (order); Nuveen Churchill Direct Lending Corp., et al. (File No. 812-15783), Release No. IC-35672 (July 9, 2025) (notice), Release No. IC-35705 (August 5, 2025) (order); BIP Ventures Evergreen BDC, et al. (File No. 812-15782), Release No. IC-35660 (June 25, 2025) (notice), Release No. IC-35685 (July 22, 2025) (order); Principal Private Credit Fund I, et al. (File No. 812-15780), Release No. IC-35650 (June 24, 2025) (notice), Release No. IC-35684 (July 22, 2025) (order); Lago Evergreen Credit, et al. (File No. 812-15791), Release No. IC-35648 (June 23, 2025) (notice), Release No. IC-35683 (July 21, 2025) (order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15593), Release No. IC-35641 (June 17, 2025) (notice), Release No. IC-35677 (July 15, 2025) (order); Trinity Capital Inc., et al. (File No. 812-15594), Release No. IC-35634 (June 11, 2025) (notice), Release No. IC-35671 (July 8, 2025) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-15768), Release No. IC-35626 (June 9, 2025) (notice), Release No. IC-35669 (July 8, 2025) (order); Vista Credit Strategic Lending Corp., et al. (File No. 812-15773), Release No. IC-35632 (June 11, 2025) (notice), Release No. IC-35667 (July 8, 2025) (order); Coller Secondaries Private Equity Opportunities Fund, et al. (File No. 812-15767), Release No. IC-35615 (May 28, 2025) (notice), Release No. IC-35651 (June 24, 2025) (order); Coatue Innovation Fund, et al. (File No. 812-15774), Release No. IC-35610 (May 28, 2025) (notice), Release No. IC-35649 (June 24, 2025) (order); Great Elm Capital Corp., et al. (File No. 812-15765), Release No. IC-35608 (May 23, 2025) (notice), Release No. IC-35645 (June 18, 2025) (order); Blackstone Private Credit Fund, et al. (File No. 812-15726), Release No. IC-35567 (May 27, 2025) (notice), Release No. IC-35644 (June 18, 2025) (order); Variant Alternative Income Fund, et al. (File No. 812-15771), Release No. IC-35607 (May 22, 2025) (notice), Release No. IC-35640 (June 17, 2025) (order); Eagle Point Credit Company Inc., et al. (File No. 812-15512), Release No. IC-35605 (May 22, 2025) (notice), Release No. IC-35639 (June 17, 2025) (order); Golub Capital BDC Inc., et al. (File No. 812-15770), Release No. IC-35606 (May 22, 2025) (notice), Release No. IC-35638 (June 17, 2025) (order); Global X Venture Fund, et al. (File No. 812-15704), Release No. IC-35593 (May 19, 2025) (notice), Release No. IC-35637 (June 17, 2025) (order); 5C Lending Partners Corp., et al. (File No. 812-15769), Release No. IC-35590 (May 16, 2025) (notice), Release No. IC-35631 (June 11, 2025) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15735), Release No. IC-35583 (May 13, 2025) (notice), Release No. IC-35628 (June 10, 2025) (order); MSD Investment Corp., et al. (File No. 812-15562), Release No. IC-35582 (May 12, 2025) (notice), Release No. IC-35624 (June 9, 2025) (order); First Eagle Private Credit Fund, et al. (File No. 812-15754), Release No. IC-35569 (May 5, 2025) (notice), Release No. IC-35623 (June 3, 2025) (order); Nomura Alternative Income Fund, et al. (File No. 812-15759), Release No. IC-35575 (May 7, 2025) (notice), Release No. IC-35621 (June 3, 2025) (order); Varagon Capital Corporation, et al. (File No. 812-15757), Release No. IC-35578 (May 7, 2025), Release No. IC-35620 (June 3, 2025) (order); Morgan Stanley Direct Lending Fund, et al. (File No. 812-15738), Release No. IC-35574 (May 7, 2025) (notice), Release No. IC-35619 (June 3, 2025) (order); AGTB Fund Manager, LLC, et al. (File No. 812-15758), Release No. IC-35568 (May 5, 2025) (notice), Release No. IC-35616 (May 30, 2025) (order); Franklin Lexington Private Markets Fund, et al. (File No. 812-15752), Release No. IC-35563 (April 30, 2025) (notice), Release No. IC-35614 (May 28, 2025) (order); Ares Capital Corporation, et al. (File No. 812-15483), Release No. IC-35564 (May 1, 2025) (notice), Release No. IC-35611 (May 28, 2025) (order); Adams Street Private Equity Navigator Fund LLC, et al. (File No. 812-15634), Release No. IC-35560 (April 28, 2025) (notice), Release No. IC-35609 (May 27, 2025) (order); Goldman Sachs BDC, Inc., et al. (File No. 812-15711), Release No. IC-35559 (April 25, 2025) (notice), Release No. IC-35597 (May 21, 2025) (order); Jefferies Finance LLC, et al. (File No. 812-15748), Release No. IC-35545 (April 22, 2025) (notice), Release No. IC-35596 (May 20, 2025) (order); PGIM, Inc., et al. (File No. 812-15737), Release No. IC-35546 (April 22, 2025) (notice), Release No. IC-35594 (May 20, 2025) (order); MidCap Financial Investment Corporation, et al. (File No. 812-15725), Release No. IC-35540 (April 16, 2025) (notice), Release No. IC-35588 (May 14, 2025) (order); Aether Infrastructure & Natural Resources Fund, et al. (File No. 812-15749), Release No. IC-35541 (April 17, 2025) (notice), Release No. IC-35585 (May 13, 2025) (order); New Mountain Capital, L.L.C., et al. (File No. 812-15739), Release No. IC-35539 (April 16, 2025) (notice), Release No. IC-35584 (May 13, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); Sixth Street Specialty Lending, Inc., et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order).

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Christopher Fischer
I Squared Capital
600 Brickell Avenue, Penthouse
Miami, FL 33131
(786) 841-5119
chris.fischer@isquaredcapital.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Benjamin Wells, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2516 bwells@stblaw.com	Jonathan H. Gaines, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-3974 jonathan.gaines@stblaw.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that the Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he or she has duly executed the Application for and on behalf of the applicable entity listed; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 18th day of August, 2025.

ISQ OPENINFRA INCOME FUND

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Trustee

I SQUARED CAPITAL REGISTERED ADVISOR LLC

By:	I Squared Capital, LLC, its sole member
By:	ISQ Holdings, LLC, its managing member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

I SQUARED CAPITAL ADVISORS (US) LLC

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Managing Partner and CIO

I Squared Capital Advisors (UK) LLP

By:	/s/ Mohamed El Gazzar
Name:	Mohamed El Gazzar
Title:	Designated Member

I Squared Asia Advisors Pte. Ltd.

By:	/s/ Harsh Agrawal
Name:	Harsh Agrawal
Title:	Director

I Squared Capital Advisors (HK) Limited

By:	/s/ Harsh Agrawal
Name:	Harsh Agrawal
Title:	Director

I Squared Capital Advisors (Taiwan) Limited

By:	/s/ Harsh Agrawal
Name:	Harsh Agrawal
Title:	Director

I Squared Australia Advisors Pty Ltd

By:	/s/ Anthony Fonte
Name:	Anthony Fonte
Title:	Director

I Squared India Advisors Private Limited

By:	/s/ Anthony Fonte
Name:	Anthony Fonte
Title:	Director

I Squared Capital Advisors (Brazil) Ltda.

By:	/s/ Timothy Formuziewich
Name:	Timothy Formuziewich
Title:	Sole Director

ISQ GLOBAL INFRASTRUCTURE CREDIT FUND (EU), SCSP

By:	ISQ Global Credit Fund Lux GP, S.à r.l., its general partner

By:	/s/ Seamus Coffey
Name:	Seamus Coffey
Title:	Class A Manager

By:	/s/ Tony Whiteman
Name:	Tony Whiteman
Title:	Class B Manager

ISQ Global Infrastructure Credit Fund (Onshore), L.P.

ISQ Global Infrastructure Credit Fund (Offshore), L.P.

ISQ INFRASTRUCTURE CREDIT FUND U.S. POOLING, L.P.

ISQ INFRASTRUCTURE CREDIT FUND U.S. POOLING II, L.P.

ISQ INFRASTRUCTURE CREDIT FUND CAYMAN HOLDCO, L.P.

By:	ISQ Global Credit Fund GP, LLC, their general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ Global Infrastructure Credit Fund II (Onshore), L.P.

ISQ Global Infrastructure Credit Fund II (Offshore-Cayman), L.P.

By:	ISQ Global Credit Fund II GP, LLC, their general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ INFRASTRUCTURE CREDIT FUND II U.S. POOLING, L.P.

ISQ INFRASTRUCTURE CREDIT FUND II U.S. POOLING II, L.P.

ISQ Global Infrastructure Credit Fund II (Ontario), L.P.

By:	ISQ Global Credit Fund II Cayman GP, LLC, their general partner

By:	/s/ Sinead Wagner
Name:	Sinead Wagner
Title:	Director

ISQ Global Infrastructure Credit Fund II (EU), SCSp

By:	ISQ Global Credit Fund II Lux GP, S.à r.l., its general partner

By:	/s/ Seamus Coffey
Name:	Seamus Coffey
Title:	Class A Manager

By:	/s/ Tony Whiteman
Name:	Tony Whiteman
Title:	Class B Manager

ISQ GLOBAL INFRASTRUCTURE FUND II (EU), L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING II (EU), L.P.

ISQ GLOBAL INFRASTRUCTURE FUND II (UST), L.P.

ISQ GLOBAL INFRASTRUCTURE FUND II, L.P.

ISQ GLOBAL INFRASTRUCTURE FUND II (USTE), L.P.

ISQ GLOBAL INFRASTRUCTURE FUND II (AU), L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING II, L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING II (USTE), L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING II (AU), L.P.

By:	ISQ Global Fund II GP, LLC, their general partner

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Director

ISQ GLOBAL INFRASTRUCTURE FUND III, L.P.

ISQ GLOBAL INFRASTRUCTURE FUND III (UST), L.P.

ISQ GLOBAL INFRASTRUCTURE FUND III (USTE), L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING III, L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING III (USTE), L.P.

By:	ISQ Global Fund III GP, LLC, their general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ GLOBAL INFRASTRUCTURE FUND III (EU), L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING III (EU), L.P.

By:	ISQ Global Fund III Lux GP, S.à r.l., their general partner

By:	/s/ Seamus Coffey
Name:	Seamus Coffey
Title:	Class A Manager

By:	/s/ Tony Whiteman
Name:	Tony Whiteman
Title:	Class B Manager

ISQ GLOBAL INFRASTRUCTURE FUND IV, L.P.

ISQ GLOBAL INFRASTRUCTURE FUND IV (UST), L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING IV, L.P.

By:	ISQ Global Fund IV GP, LLC, their general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ GLOBAL INFRASTRUCTURE FUND IV (EU), SCSP

ISQ GLOBAL INFRASTRUCTURE POOLING IV (EU), SCSP

By:	ISQ Global Fund IV Lux GP, SARL, their general partner

By:	/s/ Seamus Coffey
Name:	Seamus Coffey
Title:	Class A Manager

By:	/s/ Tony Whiteman
Name:	Tony Whiteman
Title:	Class B Manager

ISQ GROWTH MARKETS INFRASTRUCTURE FUND, L.P.

ISQ GROWTH MARKETS INFRASTRUCTURE FUND (UST), L.P.

ISQ GROWTH MARKETS INFRASTRUCTURE POOLING, L.P.

By:	ISQ Growth Markets Fund GP, LLC, their general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ GROWTH MARKETS INFRASTRUCTURE FUND (EU), L.P.

ISQ GROWTH MARKETS INFRASTRUCTURE FUND (A), L.P.

ISQ GROWTH MARKETS INFRASTRUCTURE POOLING (EU), L.P.

ISQ GROWTH MARKETS INFRASTRUCTURE POOLING (A), L.P.

By:	ISQ Growth Markets Fund Lux GP, S.à r.l., their general partner

By:	/s/ Seamus Coffey
Name:	Seamus Coffey
Title:	Class A Manager

By:	/s/ Tony Whiteman
Name:	Tony Whiteman
Title:	Class B Manager

ISQ GROWTH MARKETS INFRASTRUCTURE FUND II, L.P.

ISQ GROWTH MARKETS INFRASTRUCTURE FUND II (UST), L.P.

ISQ GROWTH MARKETS INFRASTRUCTURE POOLING II, L.P.

By:	ISQ Growth Markets Fund II GP, LLC, their general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ GROWTH MARKETS INFRASTRUCTURE FUND II (EU), SCSP

ISQ GROWTH MARKETS INFRASTRUCTURE POOLING II (EU), SCSP

By:	ISQ Growth Markets Fund II Lux GP, SARL, their general partner

By:	/s/ Seamus Coffey
Name:	Seamus Coffey
Title:	Class A Manager

By:	/s/ Tony Whiteman
Name:	Tony Whiteman
Title:	Class B Manager

ISQ GLOBAL INFRATECH FUND, L.P.

By:	ISQ Global InfraTech Fund GP, LLC, its general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ GLOBAL INFRATECH FUND II, L.P.

By:	ISQ Global InfraTech Fund II GP, LLC, its general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ ENERGY TRANSITION FUND, L.P.

ISQ ENERGY TRANSITION FUND (UST), L.P.

ISQ ENERGY TRANSITION POOLING, L.P.

By:	ISQ Energy Transition Fund GP, LLC, their general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ ENERGY TRANSITION FUND (EU) SCSP

ISQ ENERGY TRANSITION FUND (EU) EURO SCSP

ISQ ENERGY TRANSITION POOLING (EU) SCSP

ISQ ENERGY TRANSITION POOLING (EU) EURO SCSP

By:	ISQ Energy Transition Fund Lux GP, S.à r.l., their general partner

By:	/s/ Seamus Coffey
Name:	Seamus Coffey
Title:	Class A Manager

By:	/s/ Tony Whiteman
Name:	Tony Whiteman
Title:	Class B Manager

ISQ OPEN INFRASTRUCTURE FUND FEEDER SICAV

By:	/s/ Carmel McGovern
Name:	Carmel McGovern
Title:	Independent Director

By:	/s/ Nicholas Curwen
Name:	Nicholas Curwen
Title:	Independent Director

VERIFICATION

The undersigned states that he or she has duly executed the foregoing Application for and on behalf of each entity listed below, that he or she is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

ISQ OPENINFRA INCOME FUND

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Trustee

I SQUARED CAPITAL REGISTERED ADVISOR LLC

By:	I Squared Capital, LLC, its sole member
By:	ISQ Holdings, LLC, its managing member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

I SQUARED CAPITAL ADVISORS (US) LLC

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Managing Partner and CIO

I Squared Capital Advisors (UK) LLP

By:	/s/ Mohamed El Gazzar
Name:	Mohamed El Gazzar
Title:	Designated Member

I Squared Asia Advisors Pte. Ltd.

By:	/s/ Harsh Agrawal
Name:	Harsh Agrawal
Title:	Director

I Squared Capital Advisors (HK) Limited

By:	/s/ Harsh Agrawal
Name:	Harsh Agrawal
Title:	Director

I Squared Capital Advisors (Taiwan) Limited

By:	/s/ Harsh Agrawal
Name:	Harsh Agrawal
Title:	Director

I Squared Australia Advisors Pty Ltd

By:	/s/ Anthony Fonte
Name:	Anthony Fonte
Title:	Director

I Squared India Advisors Private Limited

By:	/s/ Anthony Fonte
Name:	Anthony Fonte
Title:	Director

I Squared Capital Advisors (Brazil) Ltda.

By:	/s/ Timothy Formuziewich
Name:	Timothy Formuziewich
Title:	Sole Director

ISQ GLOBAL INFRASTRUCTURE CREDIT FUND (EU), SCSP

By:	ISQ Global Credit Fund Lux GP, S.à r.l., its general partner

By:	/s/ Seamus Coffey
Name:	Seamus Coffey
Title:	Class A Manager

By:	/s/ Tony Whiteman
Name:	Tony Whiteman
Title:	Class B Manager

ISQ Global Infrastructure Credit Fund (Onshore), L.P.

ISQ Global Infrastructure Credit Fund (Offshore), L.P.

ISQ INFRASTRUCTURE CREDIT FUND U.S. POOLING, L.P.

ISQ INFRASTRUCTURE CREDIT FUND U.S. POOLING II, L.P.

ISQ INFRASTRUCTURE CREDIT FUND CAYMAN HOLDCO, L.P.

By:	ISQ Global Credit Fund GP, LLC, their general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ Global Infrastructure Credit Fund II (Onshore), L.P.

ISQ Global Infrastructure Credit Fund II (Offshore-Cayman), L.P.

By:	ISQ Global Credit Fund II GP, LLC, their general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ INFRASTRUCTURE CREDIT FUND II U.S. POOLING, L.P.

ISQ INFRASTRUCTURE CREDIT FUND II U.S. POOLING II, L.P.

ISQ Global Infrastructure Credit Fund II (Ontario), L.P.

By:	ISQ Global Credit Fund II Cayman GP, LLC, their general partner

By:	/s/ Sinead Wagner
Name:	Sinead Wagner
Title:	Director

ISQ Global Infrastructure Credit Fund II (EU), SCSp

By:	ISQ Global Credit Fund II Lux GP, S.à r.l., its general partner

By:	/s/ Seamus Coffey
Name:	Seamus Coffey
Title:	Class A Manager

By:	/s/ Tony Whiteman
Name:	Tony Whiteman
Title:	Class B Manager

ISQ GLOBAL INFRASTRUCTURE FUND II (EU), L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING II (EU), L.P.

ISQ GLOBAL INFRASTRUCTURE FUND II (UST), L.P.

ISQ GLOBAL INFRASTRUCTURE FUND II, L.P.

ISQ GLOBAL INFRASTRUCTURE FUND II (USTE), L.P.

ISQ GLOBAL INFRASTRUCTURE FUND II (AU), L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING II, L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING II (USTE), L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING II (AU), L.P.

By:	ISQ Global Fund II GP, LLC, their general partner

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Director

ISQ GLOBAL INFRASTRUCTURE FUND III, L.P.

ISQ GLOBAL INFRASTRUCTURE FUND III (UST), L.P.

ISQ GLOBAL INFRASTRUCTURE FUND III (USTE), L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING III, L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING III (USTE), L.P.

By:	ISQ Global Fund III GP, LLC, their general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ GLOBAL INFRASTRUCTURE FUND III (EU), L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING III (EU), L.P.

By:	ISQ Global Fund III Lux GP, S.à r.l., their general partner

By:	/s/ Seamus Coffey
Name:	Seamus Coffey
Title:	Class A Manager

By:	/s/ Tony Whiteman
Name:	Tony Whiteman
Title:	Class B Manager

ISQ GLOBAL INFRASTRUCTURE FUND IV, L.P.

ISQ GLOBAL INFRASTRUCTURE FUND IV (UST), L.P.

ISQ GLOBAL INFRASTRUCTURE POOLING IV, L.P.

By:	ISQ Global Fund IV GP, LLC, their general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ GLOBAL INFRASTRUCTURE FUND IV (EU), SCSP

ISQ GLOBAL INFRASTRUCTURE POOLING IV (EU), SCSP

By:	ISQ Global Fund IV Lux GP, SARL, their general partner

By:	/s/ Seamus Coffey
Name:	Seamus Coffey
Title:	Class A Manager

By:	/s/ Tony Whiteman
Name:	Tony Whiteman
Title:	Class B Manager

ISQ GROWTH MARKETS INFRASTRUCTURE FUND, L.P.

ISQ GROWTH MARKETS INFRASTRUCTURE FUND (UST), L.P.

ISQ GROWTH MARKETS INFRASTRUCTURE POOLING, L.P.

By:	ISQ Growth Markets Fund GP, LLC, their general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ GROWTH MARKETS INFRASTRUCTURE FUND (EU), L.P.

ISQ GROWTH MARKETS INFRASTRUCTURE FUND (A), L.P.

ISQ GROWTH MARKETS INFRASTRUCTURE POOLING (EU), L.P.

ISQ GROWTH MARKETS INFRASTRUCTURE POOLING (A), L.P.

By:	ISQ Growth Markets Fund Lux GP, S.à r.l., their general partner

By:	/s/ Seamus Coffey
Name:	Seamus Coffey
Title:	Class A Manager

By:	/s/ Tony Whiteman
Name:	Tony Whiteman
Title:	Class B Manager

ISQ GROWTH MARKETS INFRASTRUCTURE FUND II, L.P.

ISQ GROWTH MARKETS INFRASTRUCTURE FUND II (UST), L.P.

ISQ GROWTH MARKETS INFRASTRUCTURE POOLING II, L.P.

By:	ISQ Growth Markets Fund II GP, LLC, their general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ GROWTH MARKETS INFRASTRUCTURE FUND II (EU), SCSP

ISQ GROWTH MARKETS INFRASTRUCTURE POOLING II (EU), SCSP

By:	ISQ Growth Markets Fund II Lux GP, SARL, their general partner

By:	/s/ Seamus Coffey
Name:	Seamus Coffey
Title:	Class A Manager

By:	/s/ Tony Whiteman
Name:	Tony Whiteman
Title:	Class B Manager

ISQ GLOBAL INFRATECH FUND, L.P.

By:	ISQ Global InfraTech Fund GP, LLC, its general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ GLOBAL INFRATECH FUND II, L.P.

By:	ISQ Global InfraTech Fund II GP, LLC, its general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ ENERGY TRANSITION FUND, L.P.

ISQ ENERGY TRANSITION FUND (UST), L.P.

ISQ ENERGY TRANSITION POOLING, L.P.

By:	ISQ Energy Transition Fund GP, LLC, their general partner
By:	ISQ Holdings, LLC, its sole member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

ISQ ENERGY TRANSITION FUND (EU) SCSP

ISQ ENERGY TRANSITION FUND (EU) EURO SCSP

ISQ ENERGY TRANSITION POOLING (EU) SCSP

ISQ ENERGY TRANSITION POOLING (EU) EURO SCSP

By:	ISQ Energy Transition Fund Lux GP, S.à r.l., their general partner

By:	/s/ Seamus Coffey
Name:	Seamus Coffey
Title:	Class A Manager

By:	/s/ Tony Whiteman
Name:	Tony Whiteman
Title:	Class B Manager

ISQ OPEN INFRASTRUCTURE FUND FEEDER SICAV

By:	/s/ Carmel McGovern
Name:	Carmel McGovern
Title:	Independent Director

By:	/s/ Nicholas Curwen
Name:	Nicholas Curwen
Title:	Independent Director

EXHIBIT A

Below is a list of the Existing Affiliated Funds. All such Existing Affiliated Funds are advised by the corresponding Existing Adviser:

ISQ Global Infrastructure Credit Fund (EU), SCSp	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Credit Fund (Offshore), L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Credit Fund (Onshore), L.P.	I Squared Capital Advisors (US) LLC
ISQ Infrastructure Credit Fund U.S. Pooling, L.P.	I Squared Capital Advisors (US) LLC
ISQ Infrastructure Credit Fund U.S. Pooling II, L.P.	I Squared Capital Advisors (US) LLC
ISQ Infrastructure Credit Fund Cayman HoldCo, L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Credit Fund II (Onshore), L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Credit Fund II (Offshore-Cayman), L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Credit Fund II (EU), SCSp	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Credit Fund II (Ontario), L.P.	I Squared Capital Advisors (US) LLC
ISQ Infrastructure Credit Fund II U.S. Pooling, L.P.	I Squared Capital Advisors (US) LLC
ISQ Infrastructure Credit Fund II U.S. Pooling II, L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Fund II (EU), L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Pooling II (EU), L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Fund II (UST), L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Fund II, L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Fund II (USTE), L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Fund II (AU), L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Pooling II, L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Pooling II (USTE), L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Pooling II (AU), L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Fund III, L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Fund III (EU), L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Fund III (UST), L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Fund III (USTE), L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Pooling III, L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Pooling III (USTE), L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Pooling III (EU), L.P.	I Squared Capital Advisors (US) LLC

ISQ Global Infrastructure Fund IV, L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Fund IV (EU), SCSp	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Fund IV (UST), L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Pooling IV, L.P.	I Squared Capital Advisors (US) LLC
ISQ Global Infrastructure Pooling IV (EU), SCSp	I Squared Capital Advisors (US) LLC
ISQ Growth Markets Infrastructure Fund (A), L.P.	I Squared Capital Advisors (US) LLC
ISQ Growth Markets Infrastructure Fund (EU), L.P.	I Squared Capital Advisors (US) LLC
ISQ Growth Markets Infrastructure Fund (UST), L.P.	I Squared Capital Advisors (US) LLC
ISQ Growth Markets Infrastructure Fund, L.P.	I Squared Capital Advisors (US) LLC
ISQ Growth Markets Infrastructure Pooling, L.P.	I Squared Capital Advisors (US) LLC
ISQ Growth Markets Infrastructure Pooling (EU), L.P.	I Squared Capital Advisors (US) LLC
ISQ Growth Markets Infrastructure Pooling (A), L.P.	I Squared Capital Advisors (US) LLC
ISQ Growth Markets Infrastructure Fund II, L.P.	I Squared Capital Advisors (US) LLC
ISQ Growth Markets Infrastructure Fund II (EU), SCSp	I Squared Capital Advisors (US) LLC
ISQ Growth Markets Infrastructure Fund II (UST), L.P.	I Squared Capital Advisors (US) LLC
ISQ Growth Markets Infrastructure Pooling II, L.P.	I Squared Capital Advisors (US) LLC
ISQ Growth Markets Infrastructure Pooling II (EU), SCSp	I Squared Capital Advisors (US) LLC
ISQ Global InfraTech Fund, L.P.	I Squared Capital Advisors (US) LLC
ISQ Global InfraTech Fund II, L.P.	I Squared Capital Advisors (US) LLC
ISQ Energy Transition Fund, L.P.	I Squared Capital Advisors (US) LLC
ISQ Energy Transition Fund (UST), L.P.	I Squared Capital Advisors (US) LLC
ISQ Energy Transition Fund (EU) SCSp	I Squared Capital Advisors (US) LLC
ISQ Energy Transition Fund (EU) Euro SCSp	I Squared Capital Advisors (US) LLC
ISQ Energy Transition Pooling, L.P.	I Squared Capital Advisors (US) LLC
ISQ Energy Transition Pooling (EU) Euro SCSp	I Squared Capital Advisors (US) LLC
ISQ Energy Transition Pooling (EU) SCSp	I Squared Capital Advisors (US) LLC
ISQ OPEN Infrastructure Fund Feeder SICAV	I Squared Capital Registered Advisor LLC

EXHIBIT B

Resolutions of the Sole Trustee (the “Trustee”) of
ISQ OpenInfra Income Fund (the “Fund”)

WHEREAS, the Fund intends to file an application, including any amendments thereto, with the Securities and Exchange Commission (the “SEC”), for an order of exemption, including any amendments thereto (the “Order”), pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 under the Act, to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the Act, Rule 17d-1 thereunder and such other or different sections of the Act and rules thereunder as any such Officer (as defined below) deems necessary or appropriate (such application, as may be amended from time to time, the “Application”);

WHEREAS, the Trustee has reviewed the Application and deemed it advisable and in the best interests of the Fund that the Fund file the Application, including any amendments thereto, and any additional applications for exemptive relief as are determined necessary, advisable, or appropriate by the Trustee or the officers of the Fund (the “Officers”) in order to effectuate the foregoing.

NOW, THEREFORE, BE IT RESOLVED, that the Trustee and the Officers be, and each of them hereby is, authorized and directed on behalf of and in the name of the Fund to prepare, execute, and cause to be filed with the SEC the Application, in substantially the form included in the meeting materials, and to do such other acts or things and execute such other documents, including amendments to the Application and any additional applications for exemptive relief, as they deem necessary, advisable, or appropriate in order to cause the Application to conform to comments received from the staff of the SEC, to comply with the Act and the rules and regulations promulgated thereunder, and otherwise to receive the Order, in such form and accompanied by such exhibits and other documents, as the Trustee, Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and it is

FURTHER RESOLVED, that the Trustee and the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Trustee, Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Trustee, Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Trustee’s, Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.